UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

—————————————

FORM 6-K

—————————————

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-31798

—————————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

—————————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

—————————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Results of Treasury Share Acquisition

Shinhan Financial Group announced on October 20, 2026 that the share repurchase program commenced on July 23, 2026 has been completed. The number of treasury shares acquired upon completion is 6,538,515, and the total number of treasury shares held by SFG as of the reporting date is 6,538,515 (Note1), representing 1.39% of the total issued common shares.

Details are as follows:

1.
Acquisition period: July 31, 2026 – October 16, 2026
* The settlement date of the final treasury share acquisition transaction is October 20, 2026
2.
Number of treasury shares acquired: 6,538,515 common shares
3.
Average acquisition price: KRW 107,058
4.
Total acquisition amount: KRW 699,999,932,500

(Note1) SFG holds one treasury share acquired in respect of a fractional share resulting from a prior share exchange. As such share does not constitute treasury shares acquired pursuant to Article 165-3 of the Financial Investment Services and Capital Markets Act and has therefore been excluded from the above “Total number of treasury shares held as of the reporting date.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 20, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer